Allianz SE

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549	May 28, 2008

Re: Allianz SE Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing with respect to comments of the Staff in its letter, dated May 13, 2008, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2007. We will be unable to respond to your comments within the ten business days requested in the letter, as we require additional time to prepare our response to these comments. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments by mid- to late June 2008.

On behalf of Allianz, I would like to thank you and your colleagues in advance for your understanding, and please do not hesitate to call me at (011) (49) 89-3800-18828 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Mary Mast	Dr. Peter Hemeling
	Vanessa Robertson	Burkhard Keese
	(Securities and Exchange Commission)	(Allianz SE)

	Johannes Pastor, Partner	William D. Torchiana
	(KPMG Deutsche Treuhand-Gesellschaft AG)	(Sullivan & Cromwell LLP)
Darryl Briley, U.S. Filing Review Partner
(KPMG LLP)

Chairman of the Supervisory Board: Dr. Henning Schulte-Noelle.

Board of Management: Michael Diekmann, Chairman;

Dr. Paul Achleitner, Oliver Bäte, Clement B. Booth, Enrico Cucchiani,

Dr. Joachim Faber, Dr. Helmut Perlet, Dr. Gerhard Rupprecht, Jean-Philippe Thierry,

Dr. Herbert Walter, Dr. Werner Zedelius.

For VAT-Purposes: VAT-Registration Number: DE 129 274 114; insurance services are exempt from VAT

Allianz SE, Munich Comm. Reg.: Munich HRB 164232